SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         National Grid Holdings Limited
                        (Name of foreign utility company)

                           The National Grid Group plc

    (Name of filing company, if filed on behalf of a foreign utility company)

     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act") and Rule 57, The National Grid Group plc files this form to notify the Securities and Exchange Commission that its subsidiary company National Grid Holdings Limited is a foreign utility company within the meaning of Section 33 of the Act.

Item 1. State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.

     National Grid Holdings Limited ("NGH"), located at Kirby Corner Road, Coventry CV4 8JY, United Kingdom, is a wholly owned subsidiary of The National Grid Group plc, a registered holding company formed under the laws of England and Wales. NGH indirectly owns electric generation, transmission and distribution facilities in several countries.

     NGH owns all of the stock of the National Grid Company plc ("NGC") the electric transmission company in England and Wales. NGC provides transmission service on a for-profit, non-discriminatory basis and maintains and makes all improvements to optimize access to the system, procures ancillary services on the transmission system of England and Wales, matches supply and demand, manages the daily system of half-hourly bids for competing generators and makes payments due from each day's energy trading. NGC is organized under the laws of England and Wales and is subject to regulatory controls overseen by the Director General of Electricity Supply. NGC's transmission system in England and Wales comprises approximately 4,300 route miles of overhead lines and 400 miles of underground cables, operating almost exclusively at voltages of 400kV and 275kV, together with 220 substations. NGC also operates interconnectors which enable electricity to be transferred between the England and Wales market and Scotland and France. The Scottish interconnector has a capacity of 1,200 MW and comprises



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alternating  current  connections  operating  at 400kV  and  275kV;  the  French interconnector has a capacity of 2,000MW and is a direct current connection, including some 202 miles of undersea cables.

     NGH also indirectly owns a 38.9% interest in the Copperbelt Energy Corporation plc ("CEC"), a Zambian corporation that is engaged in transmitting, distributing and generating electricity to meet the needs of the copper mining regions of Zambia. Another registered holding company, CINergy Corp., also owns a significant interest in CEC. CEC's transmission and distribution system comprises almost 500 miles of distribution lines, operating at 220kv, 66kV and lower voltage levels, and 31 substations. There is also a 220kV interconnector to the Democratic Republic of Congo, capable of transmitting up to 200MW. CEC also owns and operates a gas turbine generating plant, with a capacity of 80MW, used principally for peaking and for emergency backup supply to the mining companies. CEC buys and sells the electricity it transmits on long-term contracts in US dollars to meet contracted demand.

     NGH also indirectly owns a 41.25% interest in Citelec SA which holds an approximately 65% interest in Transener. Transener owns and operates the primary electricity transmission system serving Argentina. Transener also holds a 90% interest in Transba, a regional transmission system owner in Argentina. The Transener transmission system comprises some 4,570 miles of 500kV and 220kV lines and 27 substations. Transba's subtransmission system comprises 3,368 miles of 66kV to 220kV lines and 64 substations. In addition, a new 500kV transmission line, recently constructed by Transener to link generation in Comahue to Buenos Aires, adds 807 miles of line and 5 substations to the Transener system.

     NGH indirectly owns a 50% interest (the other 50% being held by the Manx Electricity Authority) in the Manx Cable Company (Isle of Man), which is organized under the laws of the Isle of Man for the purpose of developing an undersea electrical connector between England and the Isle of Man. The 62 mile long cable, currently under construction, will have a capacity of 40MW and operate at 90kV.

     NGH indirectly holds, via National Grid India BV, a joint venture project with the Karnataka Electricity Board of India to build a new 370 mile transmission line. National Grid India BV has a 60% interest in the joint venture.

     In addition to the subsidiaries already mentioned, NGH owns an interest in other companies engaged in telecommunications, utility metering, information services, real estate and utility and telecommunications related financing. NGH's non-utility operations and corporate structure are described in greater detail in Exhibit B to this filing.

Item 2. State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.



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     Upon the  consummation of the acquisition of New England Electric System by
The National Grid Group plc, the following  companies will be domestic associate
public-utility   companies   of  NGH   (collectively   the   "Domestic   Utility
Associates"):

                  New England Power Company
                  Massachusetts Electric Company
                  Narragansett Electric Company
                  Granite State Electric Company
                  Nantucket Electric Company
                  New England Electric Transmission Corporation
                  New England Hydro-Transmission Corporation
                  New England Hydro-Transmission Electric Company, Inc. Vermont Yankee Nuclear Power Corporation

     The Domestic Utility Associates will be indirect subsidiaries of The National Grid Group plc, a registered holding company. The Domestic Utility Associates will be directly owned by NGG Holdings, Inc. (to be renamed National Grid USA after consummation), a registered holding company, which will in turn be owned by a series of intermediate registered holding companies, National Grid General Partnership, National Grid (Ireland) 2 Limited, National Grid (Ireland) 1 Limited, National Grid (US) Investments and National Grid (US) Holdings Limited. The National Grid Group plc, in turn, will be at the top of this chain of companies. The overall corporate structure of the National Grid Group plc, and NGH's relationship to the Domestic Utility Associates is presented in Exhibit E-4 to SEC Form U-1 filed on February 7, 2000 in File No. 70-9473, which is incorporated by reference.

     NGH, will be related to the Domestic Utility Associates only in that they will be members of the same holding company system under The National Grid Group plc. NGH and its subsidiaries may provide services to and receive services from the Domestic Utility Associates subject to applicable provisions of the Act and the rules, regulations and orders thereunder.

     The Domestic Utility Associates will not have an interest in NGH and did not provide any consideration for the acquisition of NGH.

Exhibit A.  Not applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                       /s/ Jonathan M. G. Carlton
                                       --------------------------
                                       Jonathan M. G. Carlton
                                       Business Development Manager - Regulation
                                       The National Grid Group plc on behalf of
                                       National Grid Holdings Limited

Date:  March 17, 2000



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                                  EXHIBIT INDEX

B.    Description of National Grid Holdings Limited's subsidiary companies.

E-4. Corporate Chart of The National Grid Group plc after giving effect to the merger with New England Electric System (incorporated by reference to Exhibit E-4 to SEC Form U-1 filed on February 7, 2000 in File No. 70-9473).